                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K
(Mark One)
[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 2000

                                      OR

[_]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number 001-13921



                     BANKUNITED 401(k) PROFIT SHARING PLAN
                     -------------------------------------
                           (Full title of the Plan)



                        BANKUNITED FINANCIAL CORPORATION
                        --------------------------------
          (Name of Issuer of the securities held pursuant to the Plan)

                              255 Alhambra Circle
                          Coral Gables, Florida 33134
             (Address of the Issuer's principal executive offices)

                               TABLE OF CONTENTS

                              FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants.........................................     1

Statements of Net Assets Available for Plan Benefits
     as of December 31, 2000 and December 31, 1999.........................................     2

Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 2000..................................................     3

Notes to Financial Statements..............................................................     4

Schedules
     Schedule I   -   Schedule of Assets Held for
                      Investment Purposes as of December 31, 2000..........................    10
     Schedule II  -   Schedule of Transactions in Excess of 5% of Fair Value
                      of Plan Assets for the Year Ended December 31, 2000..................    11

Exhibits

     23.1  Consent of PricewaterhouseCoopers LLP

              Report of Independent Certified Public Accountants


To the Participants and Administrator of the BankUnited 401(K) Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BankUnited 401(K) Profit Sharing Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 22, 2001

BankUnited 401(K) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                                   2000              1999
                                                             ----------------  ----------------
                                  Assets

Total investments, at fair value                             $     2,867,581   $     2,096,434

Loans to participants                                                 12,140             2,350
Contributions receivable                                             103,912           281,362
                                                             ---------------   ---------------

Net assets available for benefits                            $     2,983,633   $     2,380,146
                                                             ===============   ===============

   The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000
--------------------------------------------------------------------------------

Additions:
    Investment income:
      Net depreciation in fair value of investments                  $   (41,632)
      Interest                                                               380
      Dividends                                                           91,187
    Contributions:
      Employer                                                           383,577
      Participant                                                        668,940
      Rollover                                                            20,796
                                                                     -----------
    Total additions                                                    1,123,248
                                                                     -----------
Deductions:
    Benefits paid to participants                                        506,253
    Administrative expenses                                               13,508
                                                                     -----------
    Total deductions                                                     519,761
                                                                     -----------
Increase in net assets available for benefits                            603,487
Net assets available for benefits:
    Beginning of year                                                  2,380,146
                                                                     -----------
    End of year                                                      $ 2,983,633
                                                                     ===========

   The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the BankUnited 401(K) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is made available to all eligible, full-time employees of BankUnited, FSB, BankUnited Financial Corporation and BUFC Financial Services, Incorporated (collectively, the "Company") who have completed 6 months of service.

     The Plan offers twelve Frank Russell Investment Company funds through Circle Trust as investment allocation options:

              Equity I Fund                 Fixed Income III Fund
              Equity II Fund                International Fund
              Equity III Fund               Emerging Markets Fund
              Equity Q Fund                 Real Estate Securities Fund
              Fixed Income I Fund           U.S. Government Money Market Fund
              Fixed Income II Fund          Money Market Fund

     The Plan also offers a Personal Retirement Choice Account through Schwab ("Schwab PCRA") which allows the individual participant to invest in individual stocks, bonds and mutual funds and a BankUnited Financial Corporation stock purchase election which allows individuals to purchase Company stock.

     The Plan has a checking account which is used for benefit distributions. The Money Market Fund is used as an intermediate account where funds are placed until they are either distributed or invested, as needed.

     The Company is the Plan Administrator. The Plan service provider is the Ingham Group. Circle Trust Company is the Trustee of the Plan assets.

     Participant accounts

     Each participant's account is credited with participant salary deferrals, any matching contributions by the employer, and an allocation of earnings based upon the participant's investment elections, valued daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Employer contributions

     For each Plan year, the Company will contribute to the Plan an amount of matching contributions determined by the Company at its discretion. The Company may choose not to make matching contributions for a particular plan year. The Company may cap the amount of matching contributions at a certain dollar amount or percentage of compensation. The Company's contributions to the Plan for the years ended December 31, 2000 and 1999 were equal to 75% of the first 6% of the base compensation that the participants contributed to the Plan and consisted of common stock of BankUnited Financial Corporation.

     Participant contributions

     Each participant may voluntarily contribute to the Plan up to a maximum of 15% of annual cash compensation. For the year ended December 31, 2000, participant contributions are subject to an overall annual limitation of $10,500.

     Vesting

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in amounts contributed by the Company for the participant's benefit is based on continuous years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100 percent vested. The vesting schedule for the participant's share of the employer's contribution is as follows:

                                                 Percentage
                Years of Service                   Vested
                ----------------                   ------

                       1                              0
                       2                              25%
                       3                              50%
                       4                              75%
                    5 or more                         100%

     Loans to participants

     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 9.5 percent to 10.5 percent which are based on comparable rates offered by other financial institutions for similar risk loans. Principal and interest on outstanding loans is paid semi-monthly through payroll deductions.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Plan termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     Withdrawals

     Generally, vested Plan benefits not exceeding $5,000 are distributed to participants in a single lump sum payment after employment with the Company is terminated. If a terminated participant's benefits exceed $5,000, the individual may elect to defer distribution until the age of 65 and may be paid in either a lump sum or installments. As further described in the Plan document, early withdrawals are generally limited to cases involving disability or financial hardship.

     Forfeitures

     Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer's contribution under the Plan and do not return to employment within 5 years. Forfeited amounts are used to reduce future employer contributions. Employer contributions in 2000 were reduced by $41,749 of funds in forfeited nonvested accounts.

     Taxation status

     The Internal Revenue Service has determined and informed the Company, by letter dated November 20, 1992, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.   Summary of Accounting Policies

     The following is a summary of significant accounting policies followed by the Plan in the preparation of the financial statements.

     Basis of accounting

     The Plan's financial statements are prepared on the accrual basis of accounting and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Valuation of investments

     Plan investments are stated at market value based upon the quoted values of publicly traded investments.

     Contributions

     Participant contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Matching employer contributions are recorded at the end of each quarter.

     Benefits

     Benefits become payable to participants upon their election or separation from the Company as described above. There were no outstanding benefits payable to participants at December 31, 2000 and 1999.

     Plan administrative expenses

     In addition to fund administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Company and totaled $42,855 for the year ended December 31, 2000.

     Net appreciation (depreciation) in investment value

     The Plan's net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses on investments during the year.

     Investment income

     The Plan's investment income is recognized when earned. Investment income includes interest and dividends. Such amounts are reinvested and become part of the Plan's investment portfolio.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

3.   Related Party Transactions

     Certain plan investments are shares of BankUnited Financial Corporation common stock. These transactions qualify as party-in-interest. At December 31, 2000 and 1999, the Plan had outstanding receivables from the Company of $74,123 and $248,019, respectively.

4.   Investments

     Investments that represent 5 percent or more of the Plan's net assets at December 31, 2000 and 1999 are separately identified below.

                                                                               December 31,
                                                                  ---------------------------------------
                                                                       2000                    1999
                                                                  ----------------         --------------
      Equity I Fund,
       10,427 and 7,461 shares, respectively                           $  337,624              $ 279,482
      Equity II Fund,
       5,201 and 3,641 shares, respectively                               171,940                130,011
      Equity Q Fund,
       8,879 and 6,530 shares, respectively                               321,672                271,329
      Fixed Income I Fund,
       7,394 shares at December 31, 2000                                  156,388                      -
      Fixed Income III Fund,
       14,932 shares at December 31, 2000                                 147,674                      -
      International Fund,
       6,738 and 4,844 shares, respectively                               255,775                226,053
      U.S. Government Money Market Fund,
       126,712 shares at December 31, 1999                                      -                126,716
      BankUnited Financial Corporation Common Stock,
       128,597 and 75,437 shares, respectively                          1,093,221                598,805

     During the year ended December 31, 2000, the Plan's investments appreciated (depreciated) in value as follows:

                                                                Year Ended
                                                             December 31, 2000
                                                         ----------------------------
         Common stock                                             $    98,621
         Trust company funds                                          (53,679)
         Mutual funds                                                 (86,574)
                                                                  -----------
                                                                  $   (41,632)
                                                                  ===========

5.   Nonparticipant-Directed Investments

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                  December 31,
                                                       ------------------------------------
                                                            2000                 1999
                                                       ---------------      ---------------
      Net assets:
         Common stock                                  $    1,072,330       $      594,182
         Employer contribution receivable                      74,123              248,019
                                                       ---------------      ---------------

                                                       $    1,146,453       $      842,201
                                                       ===============      ===============


                                                                Year Ended
                                                             December 31, 2000
                                                       ------------------------------
      Changes in net assets:
       Net appreciation in investment value                    $       90,248
       Employer contributions                                         383,577
       Benefits paid to participants                                 (169,573)
                                                               ===============

                                                               $      304,252
                                                               ---------------

                                     * * *

                            ADDITIONAL INFORMATION
                            ----------------------

BankUnited 401(k) Profit Sharing Plan                                 Schedule I
Schedule of Assets Held
December 31, 2000
--------------------------------------------------------------------------------

                                                                                                                          Estimated
                                                                                                                            Fair
             Asset Name                                Issuer                                 Description                  Value
     --------------------------------   ----------------------------------------   ----------------------------------  -------------
     Equity I Fund                      Frank Russell Investment Company           Equity Securities                    $ 337,624
     Equity II Fund                     Frank Russell Investment Company           Equity Securities                      171,940
     Equity III Fund                    Frank Russell Investment Company           Equity Securities                       60,229
     Equity Q Fund                      Frank Russell Investment Company           Equity Securities                      321,672
     Fixed Income I Fund                Frank Russell Investment Company           Fixed Income
                                                                                   Obligation                             156,388
     Fixed Income II Fund               Frank Russell Investment Company           Fixed Income
                                                                                   Obligation                              53,707
     Fixed Income III Fund              Frank Russell Investment Company           Fixed Income
                                                                                   Obligation                             147,674
     International Fund                 Frank Russell Investment Company           Equity and Fixed
                                                                                   Income Securities                      255,775
     Emerging Markets Fund              Frank Russell Investment Company           Equity Securities                       47,786
     Real Estate Securities Fund        Frank Russell Investment Company           Equity Securities                       86,410
     U.S. Government Money                                                         Money Market
       Market Fund                      Frank Russell Investment Company           Instruments                             74,642
     Money Market Fund                  Frank Russell Investment Company           Money Market
                                                                                   Instruments                              1,897
   * Common Stock                       BankUnited Financial Corporation           Equity Securities                    1,093,221 **
     Schwab PCRA:
       AOL Time Warner Inc              Schwab                                     Equity Securities                        3,689
       Am Cent: Small Cap Value Inv     Schwab                                     Equity Securities                        1,177
       Budget Group Inc.                Schwab                                     Equity Securities                        1,063
       General Electric Company         Schwab                                     Equity Securities                        3,313
       Intel                            Schwab                                     Equity Securities                          571
       Merrill Lynch & Co Inc.          Schwab                                     Equity Securities                       13,996
       Office Depot Inc                 Schwab                                     Equity Securities                          713
       Oracle Corporation               Schwab                                     Equity Securities                        5,958
       The Charles Schwab Corp          Schwab                                     Equity Securities                          540
       Sun Microsystems Inc             Schwab                                     Equity Securities                        1,115
       Schwab M Mkt                     Schwab                                     Money Market                            24,750
       AT&T Corp                        Schwab                                     Equity Securities                        1,731
     Participant Loans                  Plan participants                          Interest rates of
                                                                                   9.5 to 10.5, various
                                                                                   maturities                              12,140

     * - Represents a party-in-interest to the Plan.
     ** - Cost basis of $1,056,958.

BankUnited 401(K) Profit Sharing Plan                               Schedule II
Schedule of Reportable Transactions*
(as of the Beginning of the Year) for the Year Ended December 31, 2000
--------------------------------------------------------------------------------

                                                            Purchases                        Sales
                                               -------------------------------  ------------------------------
                                                   Number of         Purchase      Number of         Selling           Realized
             Description of Assets                 Purchases          Price          Sales            Price              Loss
---------------------------------------------  -------------------------------  ------------------------------   -------------------
BankUnited stock - common                            80,491        $ 584,799        27,919         $ 238,696          $ (38,259)


Notes:

* Transactions, or series of transactions, in excess of 5 percent of the current value of Plan's assets as of December 31, 1999 as defined in section 2520.103-6(b) of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                    The Plan

     Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



/s/ Humberto Lopez                      Trustee             June 29, 2001
---------------------------------
HUMBERTO LOPEZ



/s/ Michael Clutter                     Trustee             June 29, 2001
---------------------------------
MICHAEL CLUTTER



/s/ Everett Alcenat                     Trustee             June 29, 2001
---------------------------------
CIRCLE TRUST COMPANY
By:    Everett Alcenat
Title: Senior Vice President

                              Exhibit Index
                                                                      Sequential
Exhibit                                                                  Page
Number                   Description of Document                        Number
------                   -----------------------                      ---------


 23.1        Consent of PricewaterhouseCoopers LLP.